SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intersect ENT, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46071F103

(CUSIP Number)

January 26, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 46071F103	Page 2 of 7 Pages

(1)	Names of reporting persons Medtronic plc
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ireland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 460,276
(6) Shared voting power 0
(7) Sole dispositive power 460,276
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 460,276
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6% (1)
(12)	Type of reporting person (see instructions) OO

(1)	The percentage is based upon 28,012,859 shares of common stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

SCHEDULE 13G

CUSIP No. 46071F103	Page 3 of 7 Pages

(1)	Names of reporting persons Medtronic, Inc.
(2)	Check the appropriate box if a member of a group (see instructions)* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization MN
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 460,276
(6) Shared voting power 0
(7) Sole dispositive power 460,276
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 460,276
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 1.6% (2)
(12)	Type of reporting person (see instructions) CO

(1)	The percentage is based upon 28,012,859 shares of common stock outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 12, 2015.

Explanatory Note

This Amendment No. 1 to the Schedule 13G filed by Medtronic, Inc. on January 23, 2015, regarding its ownership of securities of Intersect ENT, Inc. is being filed, in part, to reflect that, as of January 26, 2015, Medtronic, Inc. is a wholly-owned subsidiary of Medtronic plc and, in part, to reflect that, as of December 31, 2015, Medtronic plc and Medtronic, Inc. are the beneficial owner of less than five percent of the outstanding common stock of Intersect ENT, Inc.

Item 1(a)	Name of Issuer:

Intersect ENT, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1555 Adams Drive

Melno Park, CA 94025

Item 2(a)	Name of Persons Filing:

Medtronic plc

Medtronic, Inc.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Medtronic plc: 20 Lower Hatch Street, Dublin 2, Ireland

Medtronic, Inc: 710 Medtronic Parkway, Minneapolis, MN 55432

Item 2(c)	Citizenship:

Medtronic plc: Ireland

Medtronic, Inc.: MN

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

46071F103

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

See Cover Pages, Items 5 through 11.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

Exhibits	Joint Filing Agreement, dated February 16, 2016, between Medtronic plc and Medtronic, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	Medtronic plc

/s/ Gary Ellis
	Name:	Gary Ellis
	Title:	Executive Vice President and Chief Financial Officer

Dated: February 16, 2016	Medtronic, Inc.

/s/ Gary Ellis
	Name:	Gary Ellis
	Title:	Executive Vice President and Chief Financial Officer

Joint Filing Agreement

The undersigned hereby agree to file a joint Schedule 13G and any future amendments thereto filed hereafter with respect to the interests of the undersigned in Intersect ENT, Inc. The Schedule 13G to which this Exhibit is attached has been filed on behalf of each of the undersigned and any future amendments thereto filed hereafter shall be filed on behalf of each of the undersigned.

Dated: February 16, 2016	Medtronic plc

/s/ Gary Ellis
	Name:	Gary Ellis
	Title:	Executive Vice President and Chief Financial Officer

Dated: February 16, 2016	Medtronic, Inc.

/s/ Gary Ellis
	Name:	Gary Ellis
	Title:	Executive Vice President and Chief Financial Officer